05058815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 15 pages.
The exhibit index appears on page 14.

MASCO CORPORATION SALARIED 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Salaried 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Salaried 401(k) plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2005

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

ASSETS	**2004**	**2003**
Investments, at fair value:		
Mutual funds	$252,488,496	$222,474,727
Company stock fund	6,351,515	4,033,394
Participant loans receivable	5,618,998	4,882,106
Total investments	264,459,009	231,390,227
Receivables:		
Employer contributions	1,433,041	1,228,664
Participant contributions	337,387	325,245
Net assets from plan merger (Note A)	750,309	---
Total receivables	2,520,737	1,553,909
NET ASSETS AVAILABLE FOR BENEFITS	$266,979,746	$232,944,136

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2004

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 17,129,950
Interest and dividend income	5,191,953
Total investment activity	22,321,903
Participant contributions	26,042,838
Employer contributions	4,298,342
Net transfers into Plan (Note A)	538,264
Total additions	53,201,347
Deductions:	
Benefit payments	19,159,466
Other, net	6,271
Total deductions	19,165,737
Net increase	34,035,610
Net assets available for benefits:	
Beginning of year	232,944,136
End of year	$266,979,746

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 27 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** continued:

7. *Forfeited Employer Contributions.* At December 31, 2004, forfeited nonvested employer contributions totaled $238,259 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2004, Arrow Fastener Company, Inc. was added as a currently participating employer. No net assets transferred into the Plan as a result of this event.

Effective May 1, 2004, the Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

Effective July 30, 2004, the Fidelity Low-Priced Stock Fund closed to all participants without a prior balance in the fund.

Effective October 1, 2004, eleven new investment options were added to the Plan as follows:

American AAdvantage Small Cap Fund-PA Class, Artisan Mid Cap Fund-Investor Class, Fidelity Diversified International Fund, Fidelity Freedom 2005 Fund℠, Fidelity Freedom 2015 Fund℠, Fidelity Freedom 2025 Fund℠, Fidelity Freedom 2035 Fund℠, Fidelity Freedom 2040 Fund®, JP Morgan Mid Cap Value Fund-Institutional Class, Managers Special Equity Fund, and PIMCO Total Return Fund-Administrative Class.

In addition, effective October 1, 2004, five funds were no longer available for contributions or exchanges and were subsequently eliminated from the investment options on December 1, 2004. On that date, unless specifically requested, balances from and future contributions to the following five funds were directed to the replacement funds indicated below:

(a) PIMCO Total Return Fund-Administrative Class replaced AIM Income Fund Investor;
(b) Artisan Mid Cap Fund-Investor Class replaced Credit Suisse Mid-Cap Growth Fund and INVESCO Dynamics Fund;
(c) Fidelity Independence Fund replaced Dreyfus Founders Growth Fund; and
(d) Fidelity Diversified International Fund replaced Credit Suisse International Focus Fund.

Effective October 29, 2004, Alsons Corporation - Stamford, Connecticut (formerly Resources Conservation, Inc.) was deleted as a currently participating employer and added as a formerly participating employer.

Effective December 31, 2004, Brasstech, Inc. - Santa Ana, California was added as a currently participating employer. As a result of this event, net assets of $750,309 were transferred into the Plan on January 4, 2005 and are reflected as a receivable in the accompanying financial statements as of December 31, 2004.

A. Description of Plan, concluded:

During 2004, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans and the Masco Contractor Services, Inc. 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets from the Plan amounted to $212,045.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2004 and 2003.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

B. Accounting Policies, concluded:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2004 and 2003.

	2004	2003
Artisan Mid Cap Fund-Investor Class, 470,409 and 0 shares, respectively	$13,905,297	---
Fidelity Fund, 927,264 and 975,778 shares, respectively	$27,706,663	$27,399,850
Fidelity Magellan® Fund, 599,873 and 630,911 shares, respectively	$62,260,785	$61,665,210
Fidelity Low-Priced Stock Fund, 606,802 and 488,918 shares, respectively	$24,423,782	$17,102,365
Fidelity Retirement Government Money Market Portfolio, 28,505,630 and 29,274,256 shares, respectively	$28,505,630	$29,274,256
Fidelity Independence Fund, 947,431 and 710,440 shares, respectively	$16,892,693	$11,409,668
Fidelity Intermediate Bond Fund, 1,519,097 and 1,465,874 shares, respectively	$15,980,898	$15,626,217

During 2004, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated in value by $17,129,950 as follows:

Mutual Funds	$15,690,370
Masco Corporation Company Stock Fund	1,439,580
	$17,129,950

D. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Salaried 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

MASCO CORPORATION SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 223,190 shares	$ 4,133,475
*	AMR Investments	American AAdvantage Small Cap Value Fund-PA Class 80,422 shares	1,601,208
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 470,409 shares	13,905,297
*	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 145,056 shares	3,234,758
*	The Managers Funds LLC	Managers Special Equity Fund 3,528 shares	318,998
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 245,371 shares	2,618,105
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 927,264 shares	27,706,663
		Fidelity Magellan® Fund 599,873 shares	62,260,785
		Fidelity Intermediate Bond Fund 1,519,097 shares	15,980,898
		Fidelity Independence Fund 947,431 shares	16,892,693
		Fidelity Overseas Fund 274,739 shares	9,720,281
		Fidelity Low-Priced Stock Fund 606,802 shares	24,423,782
		Fidelity Equity Income II Fund 513,550 shares	12,330,338
		Fidelity Diversified International Fund 79,123 shares	2,266,080
		Fidelity Retirement Government Money Market Portfolio 28,505,630 shares	28,505,630

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

MASCO CORPORATION SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2004

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Spartan® U.S. Equity Index Fund 292,416 shares	12,532,967
		Fidelity Freedom Income Fund® 71,064 shares	800,894
		Fidelity Freedom 2000 Fund® 63,337 shares	765,111
		Fidelity Freedom 2005 Fund℠ 9,102 shares	98,300
		Fidelity Freedom 2010 Fund® 229,430 shares	3,124,842
		Fidelity Freedom 2015 Fund℠ 10,277 shares	113,564
		Fidelity Freedom 2020 Fund® 328,743 shares	4,589,249
		Fidelity Freedom 2025 Fund℠ 3,303 shares	37,256
		Fidelity Freedom 2030 Fund® 316,883 shares	4,461,707
		Fidelity Freedom 2035 Fund℠ 854 shares	9,769
		Fidelity Freedom 2040 Fund® 6,753 shares	55,846
		Masco Corporation Company Stock Fund 521,471 shares	6,351,515
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.0%	5,618,998
			$ 264,459,009

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

* These investments are with a party-in-interest.

MASCO CORPORATION SALARIED 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Salaried 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Salaried 401(k) Plan

Date: June 22, 2005 By: [signature]

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION SALARIED 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 20, 2005 relating to the financial statements of Masco Corporation Salaried 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 22, 2005